Exhibit 99.1

FOR IMMEDIATE RELEASE

St. John's, NL – July 31, 2019

FORTIS INC. ANNOUNCES THIRD QUARTER DIVIDENDS - 2019

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

3.	$0.15625 per share on the First Preference Shares, Series "H" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

4.	$0.19635068 per share on the First Preference Shares, Series "I" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019;

7.	$0.25625 per share on the First Preference Shares, Series "M" of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019; and

8.	$0.45 per share on the Common Shares of the Corporation, payable on September 1, 2019 to the Shareholders of Record at the close of business on August 20, 2019.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes.

About Fortis

Fortis is a leader in the North American regulated electric and gas utility industry with 2018 revenue of C$8.4 billion and total assets of approximately C$53 billion as at March 31, 2019. The Corporation's 8,800 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

END

For more information please contact

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications and Corporate Affairs
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com